UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene	Alison J. Sanger
Sidley Austin LLP	Chief Operating Officer
787 Seventh Avenue	Ironwood Capital Management
New York, New York 10019	One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

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Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”) is offering to purchase Units (as defined below) of the Fund (the “Offer”) in an amount up to approximately 20% of the Units of the Fund outstanding as of June 30, 2025 (the “Repurchase Date”) from the members of the Fund (the “Members”).

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The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in this Schedule TO, the term “Units” refers to units of limited liability company interest of the Fund.  The 20% threshold is determined as of the Offer Acceptance Deadline (defined below) based on the last available unaudited net asset value per Unit (that is, the value of the assets minus liabilities, divided by the number of Units outstanding) calculated prior to such date. Members that desire to tender Units for repurchase must do so by 11:59 p.m., Eastern Daylight Time, on March 27, 2025 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Fund or its designated agent after the Offer Acceptance Deadline will be void. All determinations as to the receipt of notices from Members relating to the tender of Units including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Fund or its designated agent, and any such determination will be final. The Fund also reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. Because this Offer is limited as to the number of Units eligible to participate, not all Units tendered may be accepted for purchase by the Fund.

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A Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of the Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

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The Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to liquidate securities it owns or to determine the value of the Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Fund or the Members (including, without limitation, any “feeder fund” that is a Member) to suspend or postpone the Offer.

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A Member who tenders for repurchase the Member’s Units as of the Repurchase Date will be subject to a fee of 5% of the value of the Units repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”) if the Units have been held by the Member for less than one year as of the Repurchase Date.

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Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of the Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Fund until the Member requests to have it sent to them.  The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid upon the later of (i) 30 calendar days after the Repurchase Date and (ii) if the Fund has requested withdrawals of capital or redemptions of interests from any Underlying Funds (as defined in Item 3 below) in order to fund the repurchase, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn or redeemed from such Underlying Funds (the “Payment Date”).

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Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to 95% of the estimated unaudited net asset value of a Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling the Member to up to the remaining 5% of the estimated unaudited net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (as adjusted, if at all) in accordance with the next paragraph, the “Subsequent Payment”).

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Following the later of: (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member.

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Payments for repurchased Units may be further delayed under circumstances where the Fund has determined to redeem its interests in Underlying Funds to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

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Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above. The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

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The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

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The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Fund’s investment portfolio of equivalent value to the repurchase proceeds owed.  The Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members.  In the event that the Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

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The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units repurchased by the Fund determined on the Repurchase Date, less the applicable Early Repurchase Fee.  The payment amount is calculated by reference to the net asset value of the Fund’s assets (based in part on oral or written estimates of the value of the Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Member’s Units.  An estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

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Members tendering Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of the Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date when one can expect to receive payment of the repurchase proceeds from the Fund.   Members whose Units are repurchased will bear the risk that the Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.

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The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  The Fund may maintain cash or borrow money to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.

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If, in this Offer, Members tender for repurchase more than 20% of the unaudited net asset value of Units outstanding on the Offer Acceptance Date, the Fund may, in the Board’s sole and absolute discretion, either (i) accept the additional Units permitted to be accepted pursuant to Rule 13e‑4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) increase the outstanding Units that the Fund is offering to repurchase by up to two percent (2%); (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The unaccepted portion of any tender of Units made by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Fund.  Any Member that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

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Tendered Units may be withdrawn by the selling Member at any time before the Offer Acceptance Deadline.  After the Offer Acceptance Deadline, Members may withdraw tendered Units as permitted by the Fund in its discretion at any time prior to the Repurchase Date or as otherwise permitted by law.

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If a Member would like the Fund to repurchase all of the Member’s Units or any portion of the Member’s Units, it should complete, sign and either (i) deliver a Request to Tender Form to Ironwood Institutional Multi-Strategy Fund LLC at the following address:

P.O. BOX ADDRESS: Ironwood Institutional Multi-Strategy Fund LLC c/o BNY Mellon TA Alternative Investment Funds P.O. Box 9687 Providence, RI 02940-9973	OVERNIGHT ADDRESS: Ironwood Institutional Multi-Strategy Fund LLC c/o BNY Mellon TA Alternative Investment Funds 4400 Computer Drive Westborough, MA 01581

or (ii) e-mail the Request to Tender Form to Ironwoodtenders@bny.com, so that it is received before 11:59 p.m., Eastern Daylight Time, on March 27, 2025. THE FUND RECOMMENDS THAT TENDERING MEMBERS CALL THE BANK OF NEW YORK MELLON AT (888) 999-2678 TO CONFIRM RECEIPT OF THE COMPLETED AND EXECUTED REQUEST TO TENDER FORM.  The value of the Units is expected to change between January 31, 2025 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact the Bank of New York Mellon at (888) 999-2678, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Daylight Time). The estimated net asset value provided will be based on preliminary information and is provided to Members for convenience only and not pursuant to any obligation of the Fund.  Estimated information may differ from and does not supersede any regularly computed monthly net asset value.

Certain Members may be required to deliver their Request to Tender Form to their authorized financial consultant, financial advisor, or placement agent (instead of directly to the Bank of New York Mellon).  All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

Please note that the Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on March 27, 2025, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated. The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are actually purchased.

ITEM 2.	ISSUER INFORMATION.

(a)          The name of the issuer is “Ironwood Institutional Multi-Strategy Fund LLC.” The Fund is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non‑diversified, management investment company.  The principal executive office of the Fund is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

(b)          The title of the securities that are the subject of the Offer is “Units” of the Fund.  As of the close of business on January 31, 2025, there were approximately 4,495,744.175 outstanding Units and the net asset value of the Fund was approximately $5,402,250,907.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20% of the Units outstanding as of the Repurchase Date that are tendered by Members for repurchase as described above in Item 1.

(c)          There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of Fund’s prospectus, dated August 31, 2024 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Fund’s Third Amended and Restated Limited Liability Company Agreement dated March 11, 2015 (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)            The name of the filing person (i.e., the “Fund” or the subject company) is “Ironwood Institutional Multi-Strategy Fund LLC.”  The Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Fund’s investment objective is capital appreciation with limited variability of returns.  The Fund attempts to achieve this objective by allocating capital among a number of pooled entities (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors of the Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price, David Sung and Jonathan Gans.  The officers of the Fund (each, an “Officer”) are Jonathan Gans (Chief Executive Officer and President), Martha Boero (Treasurer), Alison Sanger (Secretary) and Michael Mazur (Chief Compliance Officer).  Their address is c/o Ironwood Institutional Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)          (1)(i) Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20% of the Units outstanding as of the Repurchase Date that are tendered by Members by 11:59 p.m., Eastern Daylight Time, on March 27, 2025. The value of the Units will change between the Offer Acceptance Deadline (the date that the 20% threshold is determined) and the Repurchase Date (the date as of which the value of the Units will be determined for purposes of calculating the repurchase price), which could result in more or less than 20% of the outstanding Units being purchased on the Repurchase Date.  Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue additional Units from time to time in accordance with the Prospectus.

(ii)          The value of the Units tendered to the Fund for repurchase will be the net asset value as of the close of business on June 30, 2025, less the applicable Early Repurchase Fee due to the Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Fund until the Member requests to have it sent to them. The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 30 calendar days after the Repurchase Date).

Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund, will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling the Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

Following the later of: (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member.  The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above.  The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Fund’s investment portfolio of equivalent value to the repurchase proceeds owed.  The Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members. In the event that the Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

(iii)          The Offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on March 27, 2025.

(iv)          Not applicable.

(v)           The Fund does not expect to extend the Offer.

(vi)         Tendered Units may be withdrawn by the selling Member at any time before the applicable Offer Acceptance Deadline.  After the Offer Acceptance Deadline, Members may withdraw tendered Units as permitted by the Fund in its discretion at any time prior to the Repurchase Date or as otherwise permitted by law.

(vii)       Members wishing to tender Units pursuant to the Offer should respond to the Fund with an Offer Acceptance by delivering a completed and executed Request to Tender Form to the Bank of New York Mellon. The completed and executed Request to Tender Form must be received by the Bank of New York Mellon no later than 11:59 p.m., Eastern Daylight Time, on March 27, 2025.  The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail.  The Fund recommends that tendering members call the Bank of New York Mellon at (888) 999-2678 to confirm receipt of the completed and executed Request to Tender Form. If a Letter of Transmittal instructs a Member to deliver the Request to Tender Form to an authorized financial consultant, financial advisor, or placement agent (instead of directly to Bank of New York Mellon), the Member should allow sufficient time for the authorized financial consultant, financial advisor, or placement agent to deliver it to Bank of New York Mellon by the Offer Acceptance Deadline.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to repurchase such Units.

In addition, a Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of its Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

(ix)          If, in this Offer, Members tender for repurchase more than 20% of the unaudited net asset value of Units outstanding on the Offer Acceptance Date, the Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e‑4(f)(3) under the Exchange Act; (ii) increase the outstanding Units that the Fund is offering to repurchase by up to two percent (2%) on the Repurchase Date; (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

The unaccepted portion of any tender of Units made by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Fund.  Any Member that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

The Offer may be extended, amended or canceled in various other circumstances as described above.

(x)          The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments in the Underlying Funds.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.

(xi)          Not applicable.

(xii)        The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the repurchase of Units by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase. This summary assumes that Members hold Units as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. In addition, this summary does not discuss pending proposals to increase federal income tax rates on both ordinary income and long-term capital gains. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those described herein. This summary does not discuss any aspects of foreign, state or local tax.  Each Member should consult its own tax advisor regarding the tax consequences to such Member of participating (or not participating) in the Offer. Lastly, this summary does not address the tax consequences of the payment of repurchase proceeds in the form of underlying securities.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of more than 20% in the Member’s proportionate interest in the Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires that all Units of the Fund owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Fund, which should be the case if the Member has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in its proportionate interest in the Fund.

If the sale of the Member’s Units meets any of the tests for “sale or exchange” treatment, the Member will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer (taking into account the Early Repurchase Fee, if applicable) and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum long-term capital gains rate currently applicable to such a sale of Units by an individual is 20% plus a 3.8% Medicare contribution tax for individuals whose adjusted gross income exceeds certain thresholds.  Any loss upon the sale or exchange of Units held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including undistributed capital gains deemed received) by the Member.  The deductibility of capital losses is subject to statutory limitations. Additionally, any loss realized on a disposition of Units may be disallowed under “wash sale” rules to the extent the repurchased Units are replaced with other Units within a period of 61 days beginning 30 days before and ending 30 days after the Units are repurchased by the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

Upon disposition of Units, the Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless the Member has instructed the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units. If the Member holds its Units through a financial advisor, financial consultant, or placement agent, please contact that financial advisor, financial consultant, or placement agent with respect to reporting of cost basis and available elections for the Member’s account. The Member should consult with a tax advisor to determine the best IRS-accepted cost basis method for the Member’s situation and to obtain more information about how the cost basis reporting law applies to the Member.

If none of the Section 302 tests described above is met, a Member that participates in the Offer may be treated as having received a distribution on its Units that is, in whole or in part, a dividend, return of capital or capital gain, depending on: (i) whether there are sufficient undistributed current and accumulated earnings and profits to support a dividend; and (ii) the Member’s tax basis in the Units.  The tax basis remaining in the Units tendered to the Fund after any return of capital will be transferred to any remaining Units held by the Member in the Fund.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to backup withholding tax unless either:

1.
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9 or its equivalent, and certifies under penalty of perjury: (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

2.	an exception applies under applicable law and Treasury regulations.

Non-U.S. Members may be required to provide the applicable withholding agent with a completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), in order to avoid backup withholding on the gross proceeds received pursuant to the Offer.  Any amounts withheld as backup withholding tax may be credited or refunded against a Member’s U.S. federal income tax liability, if any, provided that the required information is properly furnished to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable income tax treaty, a Member that is a nonresident alien or a foreign entity may be subject to a 30% U.S. withholding tax on the gross proceeds received by such Member, if the proceeds are treated as a “dividend” under the rules described above. A non-U.S. Member will generally not be subject to U.S. withholding tax or U.S. federal income tax on the gross proceeds received pursuant to the Offer if “sale or exchange” treatment applies. Different tax consequences may result if the non-U.S. Member (i) is engaged in a U.S. trade or business and the proceeds are effectively connected with such U.S. trade or business, (ii) in the case of an individual, is present in the United States for 183 days or more during the taxable year and certain other conditions are met, or (iii) is, or holds its interest in the Fund through, a foreign entity that fails to satisfy certain certification and reporting requirements regarding its owners and accountholders. Because an applicable withholding agent may not be able to determine if a particular non-U.S. Member qualifies for sale or exchange treatment under Section 302(b) of the Code, however, such agent may withhold U.S. federal taxes equal to 30% of the gross proceeds received by such Member unless an exemption from withholding is applicable. A non-U.S. Member may be eligible to obtain a refund of all or a portion of any tax withheld if such non-U.S. Member meets one of the Section 302(b) tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due and files a U.S. federal tax return seeking such refund.   Non-U.S. Members should consult their tax advisors regarding application of these withholding rules.

Lastly, the Fund may be required to sell underlying securities to finance the Offer, which could accelerate the timing of the Fund’s recognition of taxable income and cause the Fund to make taxable distributions to Members earlier than the Fund otherwise would have.  In addition, if the Fund does not declare any such dividends to Members of record prior to the repurchase of Units pursuant to the Offer, the non-tendering Members may receive a disproportionately large taxable distribution during or with respect to such year in which the repurchase pursuant to the Offer occurs reflecting the gains recognized on the disposition of such underlying securities to finance the Offer.

(a)(2)      Not applicable.

(b)         Any Units to be purchased from any Officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Prospectus and LLC Agreement, each of which were provided to each Member in advance of subscribing for Units, provide that the Board has the sole and absolute discretion to determine whether it will cause the Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.  In any tender offer, the Board may determine to cause the Fund to repurchase less than the full amount of the Units that Members requested to be repurchased.  The Prospectus also states that Ironwood expects that it will recommend to the Board that the Fund makes an Offer to repurchase Units from Members as of June 30 and December 31 of each year.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, Ironwood, the Directors or any person controlling the Fund or Ironwood; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and LLC Agreement.

(b)          Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Prospectus and LLC Agreement.

(c)          None of the Fund, Ironwood or the Board or any person controlling the Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)          an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund;

(2)          any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund);

(3)          any material change in the present distribution policy or indebtedness or capitalization of the Fund;

(4)        any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)          any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)          the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Item 4 above, including the Offer); or

(7)         any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M‑A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)       The Fund expects that the amount offered for the purchase of Units pursuant to the Offer will not exceed the value of approximately 20% of the Units outstanding as of the Repurchase Date.  The Fund may maintain cash or borrow money (as described in paragraph (d) below) to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.  Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Fund’s portfolio turnover.

(b)          There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)         The Fund expects to incur expenses of approximately $207,000 in connection with the Offer.  Such expenses include, without limitation, costs of printing, mailing out the Offer to Purchase to each Member, filing fees and legal costs.

(d)          None of the Fund, Ironwood or the Board or any person controlling the Fund or Ironwood has determined at this time to borrow funds to repurchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from a liquidation of a portion of the Fund’s investment in one or more Underlying Funds.

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)         Based on the January 31, 2025 estimated net asset value of the Fund, the following aggregate Units and percentage interest such Units represent that are held by the Fund, the Adviser, any Director, any Officer or any person controlling the Fund or the Adviser are:

Name	Relationship to Fund	Units Held	% Interest of Fund

Jonathan Gans	Director, CEO and President	914.763	Less than 1%

Richard Meadows	Director	279.949	Less than 1%

M. Kelley Price	Director	279.949	Less than 1%

Alison Sanger	Secretary	161.152	Less than 1%

William Phillips	Officer of Investment Adviser	201.110	Less than 1%

Ironwood Capital Management	Investment Adviser	539.778	Less than 1%

Benjamin Zack	Officer of Investment Adviser	0.000	Less than 1%

Michael Mazur	Chief Compliance Officer	0.000	Less than 1%

Martha Boero	Treasurer	0.000	Less than 1%

(b)          During the past 60 days no transactions by the Fund, the Adviser, any Director, any Officer or any person controlling the Fund or the Adviser have occurred, other than its ordinary course issuances of new Units.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)          (1)        The Fund was organized on August 25, 2010 and began operations on January 1, 2011.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2024 previously filed with the SEC on Form N-CSR on July 8, 2024. Unaudited financial statements for the semi-annual period ended October 31, 2024 previously filed with the SEC on Form N-CSR on January 8, 2025.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(3)          Not applicable.

(4)          Estimated net asset value per Unit $1,201.64 (January 31, 2025).

(b)          The Fund’s net asset value will be reduced by the amount of the tendered Units that are accepted for purchase by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)          (1)          None.

(2)          None.

(3)          Not applicable.

(4)          Not applicable.

(5)          None.

(b)          None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Purchase Units and are incorporated herein by reference:

A.           Cover Letter to Offer to Purchase and Letter of Transmittal.

B.            Offer to Purchase.

C.           Request to Tender Form.

107.1      Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

February 26, 2025

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Request to Tender Form.

107.1	Calculation of Filing Fee Tables.